Exhibit 99.1

Annual and Special Meeting of Shareholders of

PRECISION DRILLING CORPORATION
May 17, 2017
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3
In respect of the annual and special meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:
Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	181,225,412	98.51%	2,739,932	1.49%
	Brian J. Gibson	182,828,510	99.38%	1,136,834	0.62%
	Allen R. Hagerman	182,530,310	99.22%	1,435,034	0.78%
	Catherine J. Hughes	182,533,531	99.22%	1,431,813	0.78%
	Steven W. Krablin	182,395,931	99.15%	1,569,413	0.85%
	Stephen J.J. Letwin	175,652,307	95.48%	8,313,037	4.52%
	Kevin O. Meyers	166,272,787	90.38%	17,692,557	9.62%
	Kevin A. Neveu	180,852,179	98.31%	3,113,165	1.69%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	200,230,468	99.48%	1,056,539	0.52%
3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	169,105,524	91.92%	14,859,817	8.08%
4.	Ordinary resolution to approve the Corporation’s new omnibus equity incentive plan.	168,096,726	91.37%	15,868,616	8.63%